OPERATING AGREEMENT

OF

Solib Solutions LLC

(A North Carolina Limited Liability Company)

DATED: May __. 2022

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE NORTH CAROLINA SECURITIES ACT, OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS IS RESTRICTED AS STATED IN THIS OPERATING AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING THE MEMBERSHIP INTERESTS REPRESENTED BY THIS OPERATING AGREEMENT, THE MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS MEMBERSHIP INTERESTS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

OPERATING AGREEMENT
OF
SOLIB SOLUTIONS LLC

THIS OPERATING AGREEMENT (this "Agreement") of Solib Solutions LLC, a limited liability company organized pursuant to the North Carolina Limited Liability Company Act (the "Company"), is executed effective as of May __. 2022 (the "Effective Date"), by and among the Company and the Persons executing this Agreement as the Members and Manager.

ARTICLE I FORMATION OF THE COMPANY

1.1. Formation. The Company was formed on January 1, 2022, upon the filing of the Articles of Organization of the Company with the Secretary of State. In consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the rights and obligations of the parties and the administration and dissolution and winding-up of the Company shall be governed by this Agreement, the Articles of Organization and the Act.

1.2. Name. The name of the Company is **Solib Solutions LLC**.

1.3. Registered Office and Registered Agent. The Company's registered office shall be at the office of its registered agent at 232 High House Road, Cary, North Carolina, Wake County, North Carolina 27513-4203. The name of such Registered Agent at such address is **Yuan Wang**. The registered agent and registered office may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Secretary of State of North Carolina pursuant to the Act and the applicable rules promulgated thereunder.

1.4. Principal Place of Business. The principal place of business of the Company shall be 232 High House Road, Cary, North Carolina, Wake County, North Carolina 27513-4203. The Company may locate its place(s) of business and registered office at any other place or places as the Managers may from time to time deem necessary or advisable.

1.5. Purposes and Powers.

(a) The purpose and business of the Company shall be to engage in any lawful business for which limited liability companies may be organized under the Act.

(b) The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the Act.

1.6. Term. The Company shall continue in existence perpetually until it is dissolved and its affairs wound up in accordance with the provisions of this Agreement and the Act.

1.7. Nature of Members' Interests. The interests of the Members in the Company shall be personal property for all purposes. Legal title to all Property shall be held in the name of the Company. Neither any Member nor a successor, representative or assign of any Member, shall have any right, title or interest in or to any Property or the right to partition any Property.

1.8. Classification of the Company. The Members acknowledge and agree that (i) the Company will not make an election under Treasury Regulations Section 301.7701-3 to be classified as an

association taxable as a corporation, and, therefore, will be classified as a partnership for federal income tax purposes and (ii) no Member is authorized to make such an election on behalf of the Company without the prior written consent of all of the Members.

ARTICLE II - DEFINITIONS

2.1.   Definitions.   The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein) or the meanings ascribed to them in Appendix A, as the case may be:

"Act" means the North Carolina Limited Liability Company Act, as amended from time to time.

"Affiliate" of any particular Person means (a) any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise, (b) if such Person is a partnership or limited liability company, any partner or member thereof, and (c) an immediate family member, as applicable.

"Articles of Organization" means the Articles of Organization of the Company filed with the Secretary of State, as amended or restated from time to time.

"Capital Contribution" means all contributions of cash or property to the Company made by a Member or the Member's predecessor in interest.

"Capital Transaction" means (i) any voluntary or involuntary sale, exchange or other disposition of all or any part of any real property owned by the Company, including, but not limited to, the disposition of any easements, partial condemnation, or receipt of payments from insurance (not including rent insurance) because of damage to or destruction of all or any part of the Property; and (ii) any original financing or refinancing or a Company loan secured by any real property owned by the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Disinterested Member" means a Member who is not the Member whose Membership Interest is to be transferred as provided in Article VIII or the proposed transferee of such Membership Interest.

"Distribution" means any money or other property distributed to a Member with respect to the Member's Membership Interest.

"Encumbrance" means any lien, pledge, encumbrance, collateral assignment or hypothecation.

"Fiscal Year" means an annual accounting period ending December 31 of each year during the term of the Company, unless otherwise specified by the Manager.

"Majority in Interest" means any combination of a specified group of Members whose Percentage Interests, in the aggregate, exceed fifty percent (50%) of the issued and outstanding Units.

"Manager" means each Person executing this Agreement as a Manager, any other Person that succeeds such Manager or any other Person elected to act as Manager of the Company as provided in this Agreement.

"Member" means each Person designated as a member of the Company on Schedule I hereto or any other Person admitted as a member of the Company in accordance with this Agreement or the Act. "Members" refers to such Persons as a group.

"Membership Interest" means all of a Member's rights in the Company, including without limitation, the Member's share of the Profits and Losses of the Company, the right to receive Distributions, any right to vote and any right to participate in the management of the Company as provided in the Act and this Agreement.

"Net Cash Flow" means with respect to any Fiscal Year of the Company, cash funds provided from operations of the Company (but excluding proceeds from Capital Transactions), without deductions for depreciation or amortization or expenses, but after deduction of cash funds from operations used to pay, or establish a reserve for, all other expenses debt payments and capital improvements and replacements.

"Percentage Interest" means, with respect to any Member, the percentage set forth for each Member in the column labeled "Percentage Interest" on Schedule I hereto.

"Person" means an individual, a trust, an estate, a domestic or foreign corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association or any other entity.

"Property" means (i) any and all property owned by the Company, real and/or personal (including, without limitation, intangible property) and (ii) any and all of the improvements constructed on any real property.

"Secretary of State" means the Secretary of State of North Carolina.

"Transfer" means sale, assignment, transfer, lease, or other disposition of a Membership Interest in the Company.

"Unit" means the measure used to reflect a Member's Membership Interest. As to any Member, the term "Units" means the number of membership units set forth opposite such Member's name on Exhibit A hereto.

2.2.   Terms Defined Elsewhere. Each of the following capitalized terms, when used in this Agreement, has the meaning provided for such term in the Section of this Agreement set forth beside such term below. If a defined term is not listed below, it is defined in the Section in which it is used.

Term	Section
Additional Capital Contribution	Section 5.2
Agreed Valuation	Section 9.4
Buy-Sell Event	Section 9.1
Buy-Sell Notice	Section 9.2
Closing	Section 9.5
Initial Capital Contribution	Section 5.1
Liquidator	Section 10.2
Purchase Option	Section 9.3
Purchasing Members	Section 9.3
Securities Act	Section 8.2
Tax Distribution	Section 7.1
Withdrawing Member	Section 9.2

ARTICLE III - MANAGEMENT OF THE COMPANY

3.1.   Managers; Appointment and Removal. Except as otherwise may be expressly provided in this Agreement, the Articles of Organization, or the Act, all decisions with respect to the management of the business and affairs of the Company shall be made by the Managers. The Company shall be managed by one or more Managers who shall be appointed from as provided in this Agreement. There shall be one (1) Manager of the Company, who shall be **Yuan Wang.** Such Manager shall serve until their respective deaths or disabilities, or their removal by unanimous vote all of the Members of the Company. If at any time the Company shall have only one Manager, references herein to "Managers" and all provisions herein for multiple Managers shall be deemed to refer to a single Manager.

3.2.   Actions by Manager. Except as otherwise may be expressly provided in this Agreement, the Articles of Organization or the Act, all decisions with respect to the management of the business and affairs of the Company shall be made by the Manager. Each Manager shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions regarding those matters and to perform any and all other acts customary or incident to the management of the Company's business, except only as to those acts as to which approval by the Members is expressly required by the Articles of Organization, this Agreement, the Act or other applicable law. At any time when there is more than one (1) Manager, a majority of the Managers shall be required to take any action permitted to be taken by the Managers, unless the approval of a greater number of the Managers is expressly required pursuant to this Agreement or the Act. The Managers may delegate responsibility for the day-to-day management of the Company to any Person retained by the Managers who shall have and exercise on behalf of the Company all powers and rights necessary or convenient to carry out such management responsibilities.

3.3.   Limitations on Power and Authority of Manager. Without the consent of a Majority in Interest of the Members, the Manager shall have no authority to do any of the following:

(a)   Any act in contravention of this Agreement;

(b)   Possess Property of the Company or assign the Company's rights in specific Property for other than Company purposes;

(c)   merge or consolidate the Company with or into any other Person (other than an Affiliate);

(d)   acquire securities or all or substantially all of the assets of another Person (other than an Affiliate);

(e)   admit Members to the Company or issue any additional Membership Interests to any Person not already a Member, except as expressly provided herein;

(f)   redeem the Membership Interest of any Member;

(g)   Approve any transfer of Membership Interests between Members.

3.4.   Compensation and Expenses. No Manager shall receive any compensation from the Company for serving as Manager, but the Company will reimburse a Manager for expenses incurred by the Manager in connection with his service to the Company. Nothing contained in this Section 3.4 is intended to affect the Percentage Interests of a Manager who is also a Member or Distributions to be made to a Manager who is also a Member by reason of such Person's Membership Interests.

3.5.   Indemnification of Manager. The Company shall indemnify the Managers to the fullest extent permitted or required by the Act, as amended from time to time, and the Company may advance expenses incurred by a Manager upon the approval of the remaining managers and the receipt by the Company of the signed statement of the Manager agreeing to reimburse the Company for such advance in the event it is ultimately determined that the Manager is not entitled to be indemnified by the Company against such expenses. The provisions of this Section 3.5 shall apply also to any Person to whom the Manager has delegated management authority as provided in Section 3.2, whether or not such Person is a Manager or Member.

3.6.   Limitation on Liability. No Manager of the Company shall be liable to the Company for monetary damages for an act or omission in such Person's capacity as a Manager. Any repeal or modification of this Section shall not adversely affect the right or protection of a Manager existing at the time of such repeal or modification. The provisions of this Section 3.6 shall apply also to any Person to whom the Manager has delegated management authority as provided in Section 3.2, whether or not such Person is a Manager or Member.

3.7.   Liability for Return of Capital Contribution. The Manager shall not be liable for the return of the Capital Contributions of the Members, and upon dissolution, the Members shall look solely to the Property.

3.8.   Resignation. Any Manager of the Company may resign at any time by giving written notice to all of the Members of the Company. The resignation of any Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.9.   Removal. At any special meeting of the Members called expressly for that purpose, any Manager may be removed at any time, either with or without cause, by the affirmative vote of a Majority in Interest of the Members. In case any vacancy so created shall not be filled by the Members at such meeting, such vacancy may be filled by the Managers as provided in Section 3.10. The removal of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

3.10.   Vacancies. Any vacancy occurring for any reason in the Managers of the Company may be filled by the affirmative vote of a Majority in Interest of the Members, except for a vacancy occurring in the Managers by reason of any increase in the number of Managers, which shall be filled by the affirmative vote of a Majority in Interest of all the Members at an annual meeting of Members or at a special meeting of Members called for such purpose.

3.11.   Unanimous Consent. Notwithstanding anything to the contrary contained herein, the Company's Manager and/or Members may not act on behalf of the Company without the unanimous consent of the Members of the Company holding all of the then issued and outstanding Units with respect to the following transactions concerning the Company:

(a)   To authorize the sale of all or substantially all of the assets of the Company, any real property or land owned by the Company, and/or liquidation or distribution of the assets of the Company.

(b)   To enter into any contract or loan with any company or entity that would obligate or commit the Company to expend funds in excess of Twenty Thousand Dollars ($20,000).

(c)   To modify or amend the terms and provisions of this Operating Agreement.

(d)   Acquiring any land or other real property for the Company.

(e)   Making any tax elections that would adversely affect the Members.

ARTICLE IV - RIGHTS AND OBLIGATIONS OF MEMBERS

4.1.   Names, Addresses and Percentage Interests of Members. The names and Percentage Interests and Units of the Members are as reflected in <u>Schedule A</u> attached hereto and made a part hereof, which Schedule shall be amended by the Company as of the effectiveness of any Transfer or subsequent issuance of any Membership Interest.

4.2.   Liang Chang Membership. The Manager shall establish such vesting criteria for the Units of Liang Chang as he determines in his discretion and shall include such vesting criteria in the applicable Award Agreement for the grant of Units to her. As of the date hereof, none of the issued and outstanding Units for Liang Change shall be deemed vested, and as such she shall have no ability to vote on behalf of such Units.

4.3.   No Management by Members. The Members in their capacity as Members shall not take part in the management or control of the business, nor transact any business for the Company, nor shall they have power to sign for or to bind the Company.

4.4.   Action by Members.   Any action to be taken by the Members under the Act or this Agreement may be taken (i) by vote of the requisite Members at a meeting of Members held on such terms, and after such notice as the Manager may establish; <u>provided,</u> that notice of a meeting of Members must be given to all Members entitled to vote at the meeting at least five days before the date of the meeting or (ii) by written action of a Majority in Interest of the Members, unless a greater proportion shall be otherwise required by this Agreement or the Act; and, <u>provided further,</u> that any action requiring the consent of all Members under this Agreement, the Act or other applicable law taken by written action must be signed by all Members. A Member may vote in person or by written proxy filed with the Company before or at the time of the meeting. No notice need be given of action proposed to be taken by written action, or an approval given by written action, unless specifically required by this Agreement, the Act or other applicable law. Such written actions must be kept with the records of the Company.

4.5.   Limited Liability. The Members shall not be required to make any contribution to the capital of the Company except as set forth in Article V, nor shall the Members in their capacity as such be bound by, or personally liable for, any expense, liability or obligation of the Company except to the extent of their interest in the Company and the obligation to return Distributions made to them under certain circumstances as required by the Act. The Members shall be under no obligation to restore a deficit Capital Account upon the dissolution of the Company or the liquidation of any of their Membership Interests.

4.6.   Bankruptcy or Incapacity of a Member. A Member shall cease to have any power as a Member or Manager, any voting rights or rights of approval hereunder upon the Member's death, bankruptcy, insolvency, dissolution, assignment for the benefit of creditors, or legal incapacity; and upon the occurrence of any such event such Member's legal representative, estate or successor, shall have only the rights, powers and privileges of a transferee enumerated in Section 8.4 and shall be liable for all of the Member's obligations under this Agreement. In no event shall a legal representative, estate or successor become a substitute Member unless the requirements of Section 8.3 are satisfied.

4.7.   Indemnification. Each Member agrees to indemnify, defend and hold the other Members and the Company, and each of the Members' and the Company's respective members, managers, shareholders, directors, officers, representatives, employees and agents harmless from and against any and all losses resulting or arising from, relating to or incurred in connection with (i) any breach of any representation or warranty of such Member contained in this Agreement or any other document delivered by such Member in connection herewith; or (ii) any breach of or failure to comply with any covenant of such Member contained in this Agreement or any other document delivered by such Member in connection herewith.

4.8. **Non-competition**. Each Member agrees not to directly or indirectly compete with the Company in a similar or substantially similar type of business as the Company while he or she remains a Member of the Company through working for or owning a competing business.

ARTICLE V - CAPITAL CONTRIBUTIONS AND LOANS

5.1. **Capital Account Balances.** As of the Effective Date of this Agreement, the Members either have contributed or hereby agree to contribute the capital indicated opposite their names on Schedule I attached hereto, based upon their respective Percentage Interests (the "Initial Capital Contributions").

5.2. **Additional Capital Contributions.** If the Manager determines that the Initial Capital Contributions are insufficient to carry out the purposes of the Company, the Managers may request that the Members make additional contributions to the capital of the Company (each an "Additional Capital Contribution") in proportion to their respective Percentage Interests. No Member shall be required to make any Additional Capital Contributions, provided that, if the Additional Capital Contributions are approved by all of the Members, to the extent any Member makes an Additional Capital Contribution to the Company at the request of the Managers in excess of such Member's Percentage Interest, the Managers shall cause Schedule I of this Agreement to be revised to reflect an increase in the Capital Contribution of each contributing Member, and the corresponding pro rata decrease in the Percentage Interest of each non-contributing Member, that fairly and equitably reflects the value of the contributing Member's additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

5.3. **No Interest on Capital Contributions.** No interest shall be paid by the Company on any Capital Contributions.

ARTICLE VI - ALLOCATIONS, ELECTIONS AND REPORTS

6.1. **Profits and Losses.** After first giving effect to any required special allocations provided in Appendix A, for purposes of maintaining capital accounts and in determining the rights of the Members among themselves, Profit or Loss, if any, as determined for book purposes within the meaning of Regulations section 1.704-1(b), for all years or other periods, shall be allocated to the Members in such a manner so as to ensure, to the extent possible, that the Capital Account of each Member as of the end of each Fiscal Year equals each such Member's Target Capital Account. For purposes of this Section 6.1, the "Target Capital Account" for a Fiscal Year means an amount equal to (i) the aggregate distributions that each Member would be entitled to receive if all of the assets of the Company were sold for their Gross Asset Values and the proceeds were distributed as of the end of such Fiscal Year in accordance with Section 10.2 of this Agreement, less (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain computed immediately prior to the hypothetical sale of the Company's assets (as all such terms are defined in Appendix A hereto).

6.2. **Allocations Between Transferor and Transferee.** In the event of the Transfer of all or any part of a Member's Membership Interest (in accordance with the provisions of this Agreement) at any time other than at the end of a Fiscal Year, or the admission of a new Member (in accordance with the terms of this Agreement), the transferring Member or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the transferor Member and the transferee Member, or the new Member and the other Members, as the case may be, in the same ratio as the number of days in such Fiscal Year before and after the date of the Transfer or admission; <u>provided</u> that if there has been a sale or other disposition of the assets of the Company (or any part thereof) during such Fiscal Year, then upon the mutual agreement of all the Members (excluding the new Member and the transferring Member), the Company shall treat the periods before and after the date of the Transfer or admission as separate Fiscal Years and allocate the Company's income, gain, loss, deductions and credits for each of such deemed separate Fiscal Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code Section 706(d)(2) and the Treasury Regulations thereunder.

6.3. **Tax Withholding.** The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or of any applicable state or local tax laws, rules or regulations. To the extent the Company pays any such amounts that it may be required to pay on behalf of a Member, such amounts shall be treated as a cash Distribution to such Member and shall reduce the amount otherwise distributable to such Member.

ARTICLE VII - DISTRIBUTIONS

7.1. **Tax Distributions; Distributions of Net Cash Flow; Distributions of Cash from Capital Transactions.**

(a)   As determined by the Manager, a reserve will be established to support the capital improvement of the property prior to any Distributions to the Members. To the extent of its Net Cash Flow, the Company shall make cash Distributions to the Members at such times and in such amounts as are determined by the Manager. Distributions pursuant to this Section 7.1(a) shall be made among the Members pro rata in accordance with their respective Percentage Interests; <u>provided</u> that no Distribution otherwise required to be made to a Member shall be made to the extent that such Distribution would create or increase an Adjusted Capital Account Deficit with respect to such Member.

(b)   The Company shall make Distributions of cash proceeds from Capital Transactions in such amounts as are determined by the Managers. Distributions pursuant to this Section 7.1(b) shall be among the Members as follows:

(i)   First, among the Members in proportion to and to the extent of their respective positive Capital Account balances until such Capital Account balances are reduced to zero;

(ii)   Then, among the Members in proportion to their respective Percentage Interests.

<u>Provided</u>, that no Distribution otherwise required to be made to a Member shall be made to the extent that such Distribution would create or increase an Adjusted Capital Account Deficit with respect to such Member.

(c)   Notwithstanding Sections 7.1(a) and (b) above, to the extent of Available Cash, the Managers shall distribute to the Members a minimum amount intended to equal the aggregate federal and state income tax liability of the Members computed with respect to the Company's income, loss, gain and credit for each fiscal year (or a portion thereof). The Company shall determine the amount of such distributions (each a "<u>Tax Distribution</u>"), if any, and deliver such distributions quarterly and sufficiently in advance of the due date for payment of individual estimated taxes so that the Members can fund their timely remittances for such estimated taxes from such distributions. All Tax Distributions shall be calculated for all Members based upon the highest marginal income tax rates applicable to any Member's ordinary income, or, as applicable, long term capital gain, adjusted to reflect the effect of the deductibility of state taxes, determined by using the highest marginal income tax rate in the state of residence of any Member having the highest marginal income tax rate, for federal income tax purposes. All Tax Distributions made by the Company to or on behalf of a Member shall, for purposes of determining future distributions to be made to such Member under Section 7.1(a), be treated as a prepayment of distributions otherwise to have been made to such Member under Section 7.1(a), by reducing the amount of the next succeeding distribution or distributions otherwise distributable to such Member under Section 7.1(a) by the amount of Tax Distributions for which no prior reduction under Section 7.1(a) has been made. Furthermore, no Tax Distributions are to be paid in connection with the dissolution and liquidation of the Company.

7.2. **Liquidating Distributions.** Upon liquidation of the Company, all of the Property shall be sold as provided in Section 10.2 and Profits and Losses shall be allocated in accordance with Section 6.1. Proceeds from the liquidation of the Company shall be distributed in accordance with Section 10.2.

7.3. **Limitation Upon Distributions.** No Distribution shall be declared and paid if payment of such Distribution would cause the Company to violate any limitation on distributions provided in the Act.

ARTICLE VIII - TRANSFER OF INTERESTS AND ADMISSION OF MEMBERS

8.1. **Restrictions on Transfer.** Except as otherwise provided in this Article VIII and Article IX, without the prior written consent of all Members (which consent may be given or withheld in their sole discretion), (a) no Member may voluntarily or involuntarily Transfer, or create or suffer to exist any Encumbrance against, all or any part of such Member's Membership Interest and (b) no Person may be admitted to the Company as a Member. Except for withdrawals in connection with a Transfer of a Membership Interest permitted by this Agreement, no Member may withdraw from the Company without the consent of all Members.

8.2. **Conditions Precedent to Transfer.** Any purported Transfer or Encumbrance otherwise complying with Section 8.1 will be ineffective until the transferor and the proposed transferee furnish to the Company the instruments and assurances the Manager may reasonably request, including without limitation, if requested, an opinion of counsel satisfactory to the Company that the interest in the Company being Transferred or Encumbered has been registered or is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), and applicable state securities laws. No Transfer or Encumbrance will be effective if it would result in the "termination" of the Company under Code Section 708 unless the Manager gives his prior written consent to the Transfer or Encumbrance.

8.3. **Substituted Members.** No assignee or transferee of a Membership Interest shall be admitted as a substituted Member of the Company unless, in addition to compliance with the conditions set forth in Sections 8.1 and 8.2, all of the following conditions are satisfied:

(a) The assignee or transferee has executed and delivered all documents reasonably deemed appropriate by the Manager to reflect the assignee's or transferee's admission to the Company and agreement to be bound by this Agreement;

(b) The Manager, or if the Manager is a transferor, all of the Disinterested Members, shall have consented in writing to such substitution, as applicable, provided, however, that no consent shall be required for a transfer pursuant to Section 8.5 hereof; and

(c) If requested by the Manager, payment has been made to the Company of all reasonable costs and expenses of admitting such transferee or assignee as a substituted Member.

8.4. Rights of Transferee. Except as otherwise set forth in Section 8.5, unless admitted to the Company in accordance with Section 8.3, the transferee of that Membership Interest or a part thereof shall not be entitled to any of the rights, powers or privileges of its predecessor in interest, except such transferee shall be entitled to receive and be credited or debited with its proportionate share of Profits, Losses, Distributions of Available Cash, and Distributions in liquidation.

8.5. Permitted Transfers. Notwithstanding the foregoing provisions of this Article VIII and nothing in this Agreement to the contrary withstanding, a Member shall be permitted to transfer his / her / its Membership Interest, in whole or in part, in the following circumstances without the prior approval or consent of the Company or any other Member, and without causing a Buy-Sell Event under this Agreement:

(a) to any other Person who is then a current Member of the Company. In the event of any such transfer, the transferee Member shall become a Member of the Company with respect to the transferred Membership Interest without any further action or consent of the remaining Member(s) or the Company. In the event of such transfer, the transferring Member shall notify the other Members of the transfer.

(b) to a revocable trust, limited liability company, or other entity or association, that is wholly owned and exclusively controlled by such transferring Member. In the event of any such transfer, the transferee entity or association, acting by and through the transferring Member, shall become a Member of the Company without further action or consent of the remaining Member(s) or the Company. Any subsequent transfer by such transferring Member of any ownership interest and/or control relative to the transferee entity or association shall be deemed to be a transfer of Membership Interest not classified as a permitted transfer under this Section 8.5.

ARTICLE IX - BUY-SELL

9.1. Buy-Sell. Each of the following events shall constitute a "<u>Buy-Sell Event</u>" for purposes of this Agreement:

(a) The death of a Member that is an individual, or the dissolution of a Member that is an entity;

(b) A judicial determination of the insolvency of any Member;

(c) Any filing of a petition or suit under the bankruptcy laws by or against a Member that is not dismissed within sixty (60) days;

(d) Any purported voluntary or involuntary Transfer of all or any part of a Member's Membership Interest in a manner not expressly permitted by this Agreement (including, but not limited to, transfers pursuant to operation of law, to judicial process, to proceedings in bankruptcy or receivership, and/or a court ordered transfer in a proceeding for an equitable distribution of marital property, or otherwise, whether voluntary or involuntary);

(e) Any material breach of this Agreement by a Member which is not cured within 10 days after the Company delivers written notice of such breach to the Member;

(f) Any withdrawal by a Member from the Company other than as may be expressly permitted by this Agreement.

9.2. **Buy-Sell Notice.** Upon the occurrence of a Buy-Sell Event, the Member as to whom such event has occurred (the "<u>Withdrawing Member</u>"), or its executor, administrator or other legal representative in the event of death or declaration of legal incompetency, shall give notice of the Buy-Sell Event (the "<u>Buy-Sell Notice</u>") to the Company and the other Members within ten (10) days after its occurrence. If the Withdrawing Member fails to give the Buy-Sell Notice, the Company or any other Member (other than a Withdrawing Member) may give the notice at any time thereafter and by so doing commence the buy-sell procedure provided for in this Article IX.

9.3. **Member Purchase Option.** Upon the occurrence of a Buy-Sell Event, the remaining Members shall have an option to purchase (the "<u>Purchase Option</u>") all, but not less than all, of the Withdrawing Member's Membership Interest at Closing on the terms and conditions set forth in this Article IX. The remaining Members shall give notice to the Withdrawing Member and all other Members of its election to exercise the Purchase Option within ten (10) days following receipt of the Buy-Sell Notice (the "<u>Purchase Notice</u>"). The Purchase Option of the remaining Members under this Section 9.3 shall be allocated among the remaining Members in the proportion to the respective Percentage Interests of the remaining Members with regards to the total Membership Interests held by all remaining Members. In the event a remaining Member would decline or fail to exercise its Purchase Option hereunder, such declining Member's Purchase Option shall be allocated *pro rata* among the remaining Members who have elected to exercise their Purchase Option.

9.4. **Agreement on Valuation.**

(a)   Unless otherwise agreed in writing by the Members, within sixty (60) days of the receipt of the Buy-Sell Notice or the Purchase Notice, as applicable, the purchase price for the Withdrawing Member's Membership Interest shall be determined by a single appraisal of the value of the Withdrawing Member's Membership Interest, as of the date the Buy-Sell Event occurred, made by an appraiser agreed upon by the remaining Members and the Withdrawing Member, which appraisal shall be final. If the parties cannot agree on a single appraiser, the purchase price shall be determined by three appraisers, one selected by the remaining Members, one selected by the Withdrawing Member and the third selected by the two appraisers. In such event, the purchase price shall be determined by taking the average of the two closest appraisals, which purchase price shall be final. The costs of appraisal shall be borne equally between the remaining Members and the Withdrawing Member. The purchase price to be paid for the Withdrawing Member's Membership Interest will be reduced by the amount of any Distributions made by the Company to the Withdrawing Member from the date the Buy-Sell Event occurred with respect to the Withdrawing Member to the Closing.

(b)   Notwithstanding the foregoing, the Members may unanimously agree to a value of the Company (an "<u>Agreed Valuation</u>"), which Agreed Valuation shall be valid for twelve (12) months from the date of such determination. In the event there exists an Agreed Valuation dated not more than twelve (12) months preceding the date of the Buy-Sell Event, such Agreed Valuation shall be used in lieu of the appraisal process outlined above; <u>provided, however</u>, that if the Company has suffered, subsequent to the date of the applicable Agreed Valuation, an event that has had, or is reasonably expected to have (in the discretion of the Manager), a material effect (either positive or negative), on the Company's business the fair market value shall be determined as set forth as provided in Section 9.4(a) above. The Agreed Valuation shall be set forth on Schedule II of this Agreement from time to time and shall be signed by all of the Members.

9.5. **Closing.**

(a)   The closing (the "<u>Closing</u>") of the purchase of any Membership Interest pursuant to this Article IX shall take place on the date agreed upon by the remaining Members and the Withdrawing

Member, but not later than the later of (i) ninety (90) days after the delivery of the Buy-Sell Notice, as applicable, or (ii) ten (10) days following the determination of the purchase price pursuant to Section 9.4. The purchase price will be payable in any combination of cash, promissory note or other consideration in the discretion of the Company, provided; however, that the full amount of the purchase price shall be paid to the Withdrawing Member prior to the five (5) year anniversary of the date of the occurrence of the Buy-Sell Event, unless otherwise agreed by the parties and a down payment in cash shall be required at a minimum of three percent (3%) of the purchase price. For clarity, the remaining Members may make payment by endorsing without recourse any note of the Withdrawing Member held by the Company. If the consideration proposed to be paid for the Membership Interest is property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Managers. If the Company or any Member cannot for any reason pay for the Membership Interest in the same form of non-cash consideration, the Company or such Member may pay the cash value equivalent thereof, as determined in good faith by the Manager. The payment to the Withdrawing Member shall also be contingent upon the Company's receipt of the resignation of the Withdrawing Member, as service provider and/or Manager of the Company, if applicable.

(b) The purchase price will bear interest from the date of the occurrence of the Buy-Sell Event until the Closing at an interest rate equal to the prime rate of interest charged by Wells Fargo Bank, N.A., last published prior to the occurrence of the Buy-Sell Event. Upon payment of the purchase price, the Withdrawing Member shall execute and deliver such assignments and other instruments as may be reasonably necessary to evidence and carry out the Transfer of its Membership Interests to the remaining Members. In connection with the sale of any Membership Interest under this Article IX, unless otherwise agreed by the remaining Members and the Withdrawing Member, the remaining Members will assume the Withdrawing Member's allocable portion of any Company obligations to the extent related to the Withdrawing Member's Membership Interests as well as the Withdrawing Member's individual obligations to the extent related to the Withdrawing Member's Membership Interests, other than income tax liabilities of the Withdrawing Member. Notwithstanding any other provision of this Article IX, any transferee, assignee or purchaser of a Member's interest, as provided herein, shall only have those rights as specified in Section 8.4 above, and shall not be admitted as a substitute Member without full compliance with Section 8.3.

9.6. **Effect on Withdrawing Member's Interest.** From the date of the occurrence of the Buy-Sell Event to the earlier of (i) the date the Purchase Option lapses as provided in Section 9.7, or (ii) the date of the Transfer of the Withdrawing Member's Membership Interest at Closing under this Article IX, the Percentage Interest represented by the Withdrawing Member's Membership Interest will be excluded from any calculation of aggregate Percentage Interests for purposes of any approval required of Members under this Agreement. Without limiting the generality of any other provision of this Agreement, upon the exercise of the Purchase Option, the Withdrawing Member, without further action, will have no rights in the Company or against the Company, any Member or the Manager with respect to such Withdrawing Member's Membership Interest sold pursuant to such Purchase Option other than the right to receive payment for its Membership Interest in accordance with this Article IX.

9.7. **Failure to Exercise Purchase Option.** In the event the remaining Members do not give notice of exercise of the Purchase Option during the applicable time period set forth in Section 9.3, such Purchase Option shall lapse and the Withdrawing Member or its executor, administrator or other legal representative in the event of death or declaration of legal incompetency, may transfer its economic rights in the Membership Interest of the Withdrawing Member to any Person; provided that any transferee of the Withdrawing Member's Membership Interests, as provided herein, (i) shall only have those rights as specified in Section 8.4, (ii) shall not be admitted as a substitute Member without full compliance with Section 8.3 and (iii) shall be subject to the buy-sell restrictions imposed under this Article IX.

ARTICLE X - DISSOLUTION AND LIQUIDATION OF THE COMPANY

10.1.   Dissolution Events. The happening of an event of withdrawal with respect to a Member shall not cause the dissolution of the Company. The Company will be dissolved only upon the happening of any of the following events:

(a)   All or substantially all of the assets of the Company are sold, exchanged or otherwise transferred (unless the Manager notifies the Members that he has elected to continue the business of the Company, in which event the Company will continue until the Manager gives notice that he elects to dissolve the Company);

(b)   All Members sign a document stating their election to dissolve the Company;

(c)   The entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal; or

(d)   The entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act.

10.2.   Liquidation. Upon the happening of any of the events specified in Section 10.1, the Manager, or any liquidating trustee elected by the Manager, will commence as promptly as practicable to wind up the Company's affairs unless the Manager or the liquidating trustee (either, the "Liquidator") determines that an immediate liquidation of Company assets would cause undue loss to the Company, in which event the liquidation may be deferred for a time determined by the Liquidator to be appropriate. Assets of the Company may be liquidated or distributed in kind, as the Liquidator determines to be appropriate. The Members will continue to share Profits and Losses and items of income, gain, loss, deduction and expense during the period of liquidation in the manner set forth in Article VI and Appendix A. The proceeds from liquidation of the Company, including repayment of any debts of Members to the Company, and any Company assets that are not sold in connection with the liquidation will be applied in the following order of priority:

(a)   To payment of the debts and satisfaction of the other obligations of the Company, including without limitation debts and obligations to Members;

(b)   To the establishment of any reserves deemed appropriate by the Liquidator for any liabilities or obligations of the Company, which reserves will be held for the purpose of paying liabilities or obligations and, at the expiration of a period the Liquidator deems appropriate, will be distributed in the manner provided in Section 10.2(c);

(c)   To the payment to the Members of the positive balances in their respective Capital Accounts, pro rata, in proportion to the positive balances in those Capital Accounts after giving effect to all allocations under Article VI and Appendix A; and

(d)   Finally, among the Members in proportion to their respective Percentage Interests..

10.3.   Articles of Dissolution. Upon the dissolution and commencement of the winding up of the Company, the Manager shall cause the Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and the Manager shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

ARTICLE XI - MISCELLANEOUS

11.1.   Other Activities of Members and Manager. Any Member and the Managers may engage in or possess an interest in other business ventures of any nature or description, independently or with others without having or incurring any obligation to offer any interest in such activities to the Company or any Member, and neither the Company nor any Member or Manager shall have any rights in or to such independent ventures or the income or profits derived therefrom by virtue of this Agreement. Provided, however, that no Member or Manager shall engage in activities that are competitive with the specific business activities of the Company.

11.2.   Records. The records of the Company will be maintained at the Company's principal place of business or at any other place the Manager selects, <u>provided</u> the Company keeps at its principal place of business the records required by the Act to be maintained there. Appropriate records in reasonable detail will be maintained to reflect income tax information for the Members. Each Member, at its expense, may inspect and make copies of the records maintained by the Company and may require an audit of the books of account maintained by the Company to be conducted by the independent accountants for the Company.

11.3.   Confidentiality. Each Member agrees that such Member will not at any time, directly or indirectly, disclose or divulge any trade secrets or other proprietary or non-public information of a business, financial, marketing, technical or other nature pertaining to the Company or any subsidiary, or make use, directly or indirectly, of any such information for any purpose other than as required in connection with the affairs of the Company and each Member separately agreed to such confidentiality in the Mutual Non-Disclosure Agreement dated February 21, 2022. The fact that a Person is a Member and the general business which the Company and its Affiliates are in shall not be considered confidential information, nor will the fact that any Person or an Affiliate has made a loan to the Company or any subsidiary, the amount of any such loan and the rate of interest payable thereon.

11.4.   Reserves. The Managers may cause the Company to create reasonable reserve accounts to be used exclusively to fund Company operating deficits and for any other valid Company purpose. The Manager shall determine the amount of payments to such reserve accounts.

11.5.   Notices. The Managers will notify the Members of any change in the name, principal or registered office or registered agent of the Company. Any notice or other communication required by this Agreement must be in writing and may be given either by personal delivery, by facsimile transmission or other form of electronic communication or by mail or private carrier. Notices and other communications will be deemed to have been given when delivered by personal delivery or dispatched by means of facsimile transmission or other form of electronic communication. If mailed, such notice shall be deemed to have been given on the third business day after being deposited in the United States mail, postage prepaid. In each case, notice hereunder shall be addressed to the Member to whom the notice is intended to be given at its address set forth on <u>Schedule I</u> to this Agreement or, in the case of the Company, to its principal place of business. A Member may change its notice address by notice in writing to the Company and to each other Member given in accordance with this Section 11.5.

11.6.   Amendments. The consent of the Managers and all of the Members shall be required to amend any provision of this Agreement or the Articles of Organization or to waive any term of this Agreement; <u>provided</u>, that any amendment that disproportionately adversely affects the economic rights of any Member shall require the consent of such Member; and, <u>provided further</u>, that any provision of this Agreement requiring the consent, approval or action of more than a Majority in Interest of the Members (or any provision of the Articles of Organization affecting any such provision of this Agreement) may be amended or waived only by a written action signed by the Manager and by Members holding the required percentage of Percentage Interests.

11.7. **Additional Documents.** Each party hereto agrees to execute and acknowledge all documents and writings which the Manager may deem necessary or expedient in the creation of the Company and the achievement of its purposes, including but not limited to the Articles of Organization and any amendments or cancellation thereof.

11.8. **Representations of Members.** Each Member represents and warrants to the Company and every other Member that it (i) is fully aware of, and is capable of bearing, the risks relating to an investment in the Company; (ii) understands that its interest in the Company has not been registered under the Securities Act or the securities law of any jurisdiction in reliance upon exemptions contained in those laws; and (iii) has acquired its interest in the Company for its own account, with the intention of holding the interest for investment and without any intention of participating directly or indirectly in any redistribution or resale of any portion of the interest in violation of the Securities Act or any applicable law.

11.9. **Survival of Rights.** Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns.

11.10. **Interpretation.** When the context in which words are used in this Agreement indicates that such is the intent, words in the singular number shall include the plural and vice versa. The masculine gender shall include the feminine and neuter. The Article and Section headings or titles shall not define, limit, extend or interpret the scope of this Agreement or any particular Article or Section.

11.11. **Severability.** If any provision, sentence, phrase or word of this Agreement or the application thereof to any Person or circumstance shall be held invalid, the remainder of this Agreement, or the application of such provision, sentence, phrase or word to Persons or circumstances, other than those as to which it is held invalid, shall not be affected thereby.

11.12. **Agreement in Counterparts.** This Agreement may be executed in several counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

11.13. **Partnership Representative.**

(a)   To the extent that such a designation is required pursuant to the Code or the Treasury Regulations, the parties hereto agree to the designation of **Yuan Wang** as the "Partnership Representative" of the Company who shall fulfill the role of a "Partnership Representative" pursuant to Code Section 6231 with full power and authority to act on behalf of the Company and the Members in such capacity. If any state or local tax law provides for a Partnership Representative or person having similar rights, powers, authorities or obligations, the Partnership Representative shall also serve in such capacity.

(b)   At the request of the Partnership Representative, in connection with an adjustment of any item of income, gain, loss, deduction, or credit of the Company or any partnership in which the Company invests, directly or indirectly, each Member shall promptly file one or more amended returns in the manner contemplated by Code Section 6225(c) (as in effect following the Bipartisan Budget Act of 2015) and any Regulations or other guidance that may be promulgated or issued in the future relating thereto and pay any tax due with respect to such returns. If the Partnership Representative makes an election pursuant to Code Section 6226 (as in effect following the Bipartisan Budget Act of 2015) with respect to an imputed underpayment, each Member shall comply with the requirements under such section (and any Regulations or other guidance that may be promulgated or issued in the future relating thereto). At the request of the Partnership Representative, each Member shall provide the Partnership Representative and the Company with any information available to such Member and with such representations, certificates, or forms relating to such Member (or its direct or indirect owners or account holders) and any other documentation, in each case, that the Partnership Representative determines, in its reasonable discretion, are necessary to make an election under Section 6221(b)(1) of the Code (as in effect following the Bipartisan Budget Act of 2015) or the Regulations or other official guidance thereunder or to modify an imputed underpayment under Section 6225(c) of the Code (as in effect following the Bipartisan Budget Act of 2015) or the Regulations or other official guidance thereunder. Notwithstanding anything to the contrary in this Agreement, any information, representations, certificates, forms, or documentation so provided may be disclosed to any applicable taxing authority. The Partnership Representative shall reasonably consult with the Members in good faith in connection with the application of the Bipartisan Budget Act of 2015 (and actions taken in connection therewith). Each Member's obligations to comply with the requirements of this Section shall survive the Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, to the extent applicable.

11.14. Governing Law. This Agreement is made in North Carolina, and the rights and obligations of the Members hereunder shall be interpreted, construed and enforced in accordance with the laws of the state of North Carolina.

11.15. Benefit of Agreement. Nothing in this Agreement, expressed or implied, is intended or shall be construed to give to any creditor of the Company or any creditor of any Member or any other person or entity whatsoever, other than the Members and the Company, any legal or equitable right, remedy or claim under or in respect of this Agreement or any covenant, condition or provisions herein contained, and such provisions are and shall be held to be for the sole and exclusive benefit of the Members and the Company.

11.16. Waiver. No consent or waiver, express or implied, by any Member to or for any breach or default by any other Member in the performance by such other Member of his or its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligations of such other Member under this Agreement. Failure on the part of any Member to complain of any act or failure to act of any of the other Members or to declare any of the other Members in default, regardless of how long such failure continues, shall not constitute a waiver by such Member of his or its rights hereunder.

11.17. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purposes and all of which when taken together shall constitute a single counterpart original. Executed signature pages to any counterpart instrument may be detached and affixed to a single counterpart, which single counterpart with multiple executed signature pages affixed thereto constitutes the original counterpart instrument. All of these counterpart pages shall be read as though one and they shall have the same force and effect as if all of the parties had executed a single signature page.

[Signature page to follow]

IN WITNESS WHEREOF, the undersigned, being the Manager and all of the Members of the Company, have caused this Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement.

_____

Yuan Wang, Member

_____

Xiangwu Zhang, Member

_____

Liang Chang, Member

BEING ALL THE MEMBERS

_____

Yuan Wang

BEING THE MANAGER

Signature page to Operating Agreement of Solib Solutions LLC

APPENDIX A
TO OPERATING AGREEMENT
OF SOLIB SOLUTIONS LLC

CAPITAL ACCOUNTS AND REGULATORY ALLOCATION PROVISIONS

    A.1   **Definitions**. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

    "<u>Adjusted Capital Account Deficit</u>" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

        (a)   Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

        (b)   Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

    "<u>Capital Account</u>" means, with respect to any Member, the capital account maintained for such Member in accordance with Section A.2 of this Appendix A.

    "<u>Company Minimum Gain</u>" means partnership minimum gain as defined in Treasury Regulations Section 1.704-2(d).

    "<u>Depreciation</u>" means, for each Fiscal Year and with respect to a Company asset, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to the asset for such Fiscal Year, except that if the Gross Asset Value of the asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year with respect to the asset bears to such beginning adjusted tax basis; <u>provided, however</u>, that if the adjusted basis for federal income tax purposes of the asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

    "<u>Gross Asset Value</u>" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

        (a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Manager, <u>provided</u> that, if the contributing Member is a Manager, the determination of the fair market value of a contributed asset shall be determined by (i) appraisal or (ii) agreement of a Majority in Interest of the Members, excluding the Member contributed by the asset;

(b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Manager, as of the following times: (i) the acquisition of an additional interest in the Company (other than upon the initial formation of the Company) by any new or existing Member in exchange for more than a de minimis Capital Contribution or more than a de minimis amount of services rendered or to be rendered to the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Manager reasonably determines that such adjustments are necessary or appropriate to reflect the relative Membership Interests of the Members in the Company;

(c)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Manager, provided that, if the distributee is a Manager, the determination of the fair market value of the distributed asset shall be determined by (i) appraisal or (ii) agreement of a Majority in Interest of the Members, excluding the Member receiving the asset; and

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) of the definition of Profits and Losses herein and Section A.11; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) hereof to the extent the Manager determines that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits or Losses.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Member Nonrecourse Debt" means any nonrecourse debt (for purposes of Treasury Regulations Section 1.1001-2) of the Company for which any Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Member Nonrecourse Deductions" means deductions as described in Treasury Regulations Section 1.704-2(i). The amount of Member Nonrecourse Deductions with respect to Member Nonrecourse Debt for any Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year, over (B) the aggregate amount of any Distributions during that Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such Distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Nonrecourse Deductions" means deductions as set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a given Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Company Minimum Gain during such Fiscal Year, over (B) the aggregate amount of any Distributions during such Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(h).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Profits" and "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to Sections A.4, A.5, A.7, A.8, A.9, A.10, A.11 or A.12 shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections A.4, A.5, A.7, A.8, A.9, A.10, A.11 or A.12 shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"<u>Treasury Regulations</u>" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

A.2   Capital Accounts. A Capital Account shall be established for each Member and shall be credited with each Member's initial and any additional Capital Contributions. All contributions of property to the Company by a Member shall be valued and credited to the Member's Capital Account at such property's Gross Asset Value on the date of contribution. All Distributions of property to a Member by the Company shall be valued and debited against such Member's Capital Account at such property's Gross Asset Value on the date of such Distribution. Each Member's Capital Account shall at all times be determined and maintained pursuant to the principles of this Section A.2 and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased in accordance with such Treasury Regulations by:

> (i)   The amount of Profits allocated, and the amount of items of income and gain specially allocated, to the Member pursuant to this Agreement; and

> (ii)   The amount of any Company liabilities assumed by the Member or which are secured by any Company Property distributed to such Member.

Each Member's Capital Account shall be decreased in accordance with such Treasury Regulations by:

> (i)   The amount of Losses allocated, and the amount of items of deduction and loss specially allocated, to the Member pursuant to this Agreement;

> (ii)   The amount of any Distributions to the Member; and

> (iii)   The amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In addition, each Member's Capital Account shall be subject to such other adjustments as may be required in order to comply with the capital account maintenance requirements of Code Section 704(b).

In the event that the Manager shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed in order to comply with such Treasury Regulations, the Manager may make such modification, <u>provided</u> that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company. The Manager also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

A.3   Reallocation of Loss. Losses allocated pursuant to Section 6.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 6.1, the limitation set forth in this Section A.3 shall be applied on a Member by Member basis so as to allocate the maximum possible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

A.4   Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members in accordance with their respective Percentage Interests.

A.5   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

A.6   Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, as well as Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value at the date of contribution (or deemed contribution). If the Gross Asset Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall, solely for tax purposes, take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section A.6 are solely for purposes of federal and state taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provision of this Agreement.

A.7   Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2). This Section A.7 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

A.8   Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt, as defined in Treasury Regulations Section 1.704-2(i)(4), during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section A.8 is intended to comply with the Member Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

A.9 **Qualified Income Offset.** If any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4) through (6) which causes or increases an Adjusted Capital Account Deficit in such Member's Capital Account (as determined in accordance with such Treasury Regulations) items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section A.9 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Article VI and this Appendix A have been tentatively made as if this Section A.9 were not in the Agreement. This provision is intended to be a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such Treasury Regulations being specifically incorporated herein by reference.

A.10 **Gross Income Allocation.** In the event any Member has a deficit Capital Account at the end of any Company Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section A.10 shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in Article VI and this Appendix A have been tentatively made as if this Section A.10 and Section A.9 hereof were not in this Agreement.

A.11 **Section 754 Adjustment.** To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

A.12 **Curative Allocations.** The allocations set forth in Sections A.3, A.4, A.5, A.7, A.8, A.9, A.10 and A.11 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section A.12. Therefore, notwithstanding any other provision of Article VI or this Appendix A (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1. In exercising their discretion under this Section A.12, the Manager shall take into account future Regulatory Allocations under Sections A.7 and A.8 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections A.4 and A.5.

A.13 **Compliance with Treasury Regulations.** The Manager may, without the consent of any Members, make such elections, tax allocations and adjustments, including without limitation amendments to this Agreement, as the Manager deems necessary or appropriate to maintain to the greatest extent possible the validity of the tax allocations set forth in this Agreement, particularly with regard to Treasury Regulations under Code Section 704(b).